ADCARE HEALTH SYSTEMS, INC.

1145 Hembree Road

Roswell, Georgia  30076

January 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Mr. Larry Spirgel

Re:          AdCare Health Systems, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 19, 2012

Form 10-Q for the quarterly period ended September 30, 2012

Filed November 13, 2012

Response dated December 5, 2012

File No. 001-33135

Ladies and Gentlemen:

On behalf of AdCare Health Systems, Inc. (the “Company”), the undersigned hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to Mr. Boyd Gentry, dated December 19, 2012.  For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond to the number of each of the Comments.  Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Company’s response letter to the Commission dated December 5, 2012 (the “Initial Response Letter”).

Form 10-K for the fiscal year ended December 31, 2011

Note 19 - Variable Interest Entities, page 88

1.                                      We note from your response to comment two of our letter dated November 30, 2012 that Mr. Brogdon and his wife indirectly own only 46% of each Oklahoma Facility Owner. Identify for us who owns the remaining 54% of each Oklahoma Facility Owner. Describe for us your consideration of ASC 810-25-38C and whether those unrelated 54% owners have kick-out rights and/or participating rights that might affect your ability to direct the most significant activities of these VIEs.

Each Oklahoma Facility Owner is a limited liability company owned by the same two members:  (i) Oklahoma Financial, LLC (“Oklahoma Financial”), which owns 35% of the membership units of each Oklahoma Facility Owner; and (ii) Oklahoma Operating, LLC (“Oklahoma Operating”), which owns 65% of the membership units of each Oklahoma Facility Owner.  As further discussed below, Connie Brogdon, the wife of Chris Brogdon (a director and significant stockholder of the Company), owns 70.8% of the membership units of Oklahoma Operating; and she is, therefore, the majority owner of the majority member of each Oklahoma Facility Owner and thereby has the power to direct the activities of the Oklahoma Facility Owners.

As stated above, Ms. Brogdon owns 70.8% of the membership units of Oklahoma Operating.  Anita Thomas owns the remaining 29.2% of the membership units of Oklahoma Operating.  Oklahoma Financial is owned by a number of investors (collectively, the “Oklahoma Financial Investors”). Ms. Brogdon, Ms. Thomas and the Oklahoma Financial Investors indirectly own 46%, 19% and 35%, respectively, of each Oklahoma Facility Owner.

In concluding that the Company has the power to direct the activities of the Oklahoma Facility Owners that most significantly impact their economic performance, the Company considered ASC 810-25-38C and determined that the unrelated 54% owners did not have any kick-out rights and/or participating rights that might affect the Company’s ability to direct the most significant activities of the Oklahoma Facility Owners. Pursuant to the Operating Agreement of each Oklahoma Facility Owner (each, an “Owner Operating Agreement”), the business and affairs of the Oklahoma Facility Owner shall be managed by a Board of Managers (except for the Actions Reserved for Members (as hereinafter defined), which require the approval of all of the members of the Oklahoma Facility Owner). Pursuant to each Owner Operating Agreement, the Board of Managers consists of individuals who are appointed to, and may be removed from, the Board of Managers only by the affirmative vote of the members holding a majority of the issued and outstanding membership units (a “Majority Vote”). Mr. Brogdon currently serves as the sole member of the Board of Managers of each Oklahoma Facility Owner.

Similarly, the Operating Agreement of Oklahoma Operating provides that: (a) the business and affairs of Oklahoma Operating shall be managed by a Board of Managers (except for Actions Reserved for Members, which require the approval of all of the members of Oklahoma Operating); and (b) the Board of Managers of Oklahoma Operating consists of individuals who are appointed to, and may be removed from, the Board of Managers only by a Majority Vote.  Mr. Brogdon currently serves as the sole member of the Board of Managers of Oklahoma Operating.  For purposes of this letter, “Actions Reserved for Members” means, with respect to any Oklahoma Facility Owner or Oklahoma Operating, the following actions: (1) approving the merger or consideration of such limited liability company; (2) approving the dissolution of such limited liability company; (3) approving the sale, lease or exchange of any real property owned by such limited liability company; (4) approving the sale, lease or exchange of all, or substantially all, of the assets of such limited liability company; and (5) approving a fundamental change of the business purpose of such limited liability company.

Based on the foregoing, the Company determined that the unrelated 54% owners did not have any kick-out rights and/or participating rights that might affect the Company’s ability to direct the most significant activities of the Oklahoma Facility Owners because: (A) Oklahoma Operating (as holder of 65% of the membership units of each Oklahoma Facility Owner) has the power to determine the Board of Managers of each Oklahoma Facility Owner and to prevent the approval of any Action Reserved for Members with respect to each Oklahoma Facility Owner which Ms. Brogdon does not support; and (B) Ms. Brogdon (as holder of 70.8% of the membership units of Oklahoma Operating) has the power to determine the Board of Managers of Oklahoma Operating and to prevent the approval of any Action Reserved for Members with respect to Oklahoma Operating which Ms. Brogdon does not support.  Accordingly, the unrelated 54% owners effectively could not exercise kick-out rights or participation rights with respect to Oklahoma Operating or the Oklahoma Facility Owners without the approval and consent of Ms. Brogdon.

Form 10-Q for the quarterly period ended September 30, 2012

Note 8 - Notes payable, page 11

2.                                      It is unclear to us from your response to comment four of our letter dated November 30, 2012 whether your lender’s expressed intent is in fact an agreement with you that is not cancelable by your lender. Therefore it is unclear to us whether you have in fact an agreement with your lender that meets the criteria of ASC 470-10-45-14. Please advise and clarify.

As indicated in the Initial Response Letter, the Company received a letter from PrivateBank dated August 2, 2012, informing the Company that, if the existing loan with PrivateBank is not refinanced through the SBA 504 program, it would be the intent of PrivateBank to restructure the existing credit facility and reinstate the March 30, 2017 maturity date (the “PrivateBank Letter”).  While the Company understands that the PrivateBank Letter standing alone may not appear to strictly conform to the “financing agreement” criteria of ASC 470-10-45-14 because it does not expressly state that it is not cancelable by PrivateBank, at the time the Company issued its financial statements for the quarter ended September 30, 2012, the Company intended and believed that it had the ability to refinance its debt with PrivateBank to long-term, and the Company, in fact, has refinanced such debt to long-term subsequent to the issuance of such financial statements.  In December 2012, the Company refinanced two of the three credit facilities constituting the PrivateBank debt with KeyBank National Association (“KeyBank”), with the $16.5 million principal amount of the new facility maturing on February 27, 2015, with interest only payments due monthly until maturity.  Separately, in December 2012, the Company also modified its existing loan agreement with PrivateBank to refinance the third credit facility, with the $13.7 million principal amount under the modified loan agreement maturing on December 31, 2016.

Based on these refinancing transactions, the Company believes that it would be confusing and misleading to investors to reclassify the PrivateBank debt from long-term to current as of the September 30, 2012 balance sheet and, in any event, that if the Company were to reissue the September 30, 2012 balance sheet at this time, the Company would not be required under GAAP to reclassify the PrivateBank or any other debt from long-term to current.  In addition, if the Company were to reissue the September 30, 2012 balance sheet at this time, the current maturity of the KeyBank debt and the modified PrivateBank debt would be less than the current maturity of the original PrivateBank debt reflected in September 30, 2012 balance sheet as originally issued.

* * *

As requested by the Staff of the Commission, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report for the year ended December 31, 2011, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (together, the “Filings”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel the Company, at 404-420-4646.

Very truly yours,

/s/ Martin D. Brew

Martin D. Brew
Chief Financial Officer